Atlas Copco

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2




05007944

File No. 82-812

Please find enclosed the following press release from Atlas Copco AB, each marked with the above stated number:

- Report from Atlas Copco's Annual General meeting 2005

Stockholm, Sweden, April 28, 2005

Atlas Copco AB
Group Communications

Marie Zackrisson

Sent by DHL 477 9948 062

Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Mattias Olsson, Investor Relations Manager
+46 (0)8 743 8291 or +46 (0)70 518 8291

Annika Berglund, Senior Vice President Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

Report from Atlas Copco's Annual General Meeting 2005

Stockholm, Sweden, April 28, 2005—Atlas Copco's Annual General Meeting (AGM) was held yesterday in Stockholm, Sweden, under the chairmanship of Mr. Sune Carlsson, chairman of the Board of Directors.

The income statements and the balance sheets of the parent company and the Group were adopted, together with the Board's proposal for distribution of the profit.

The proposed dividend of SEK 9.00 per share was approved. May 2, 2005, was approved as the record date to be entitled to receive dividends. Dividends are estimated to be distributed by VPC AB (the Swedish Securities Register Center) on May 6, 2005.

Sune Carlsson, Jacob Wallenberg, Gunnar Brock, Staffan Bohman, Kurt Hellström, Thomas Leysen, Ulla Litzén, Grace Reksten Skaugen, and Anders Ullberg were re-elected members of the Board.

Sune Carlsson was elected Chairman of the Board and Jacob Wallenberg Vice Chairman.

The Annual General Meeting resolved the Board of Directors' fee for 2005 as follows: A fixed amount of KSEK 3 700 will be distributed with KSEK 1 150 to the Chairman of the Board, KSEK 450 to the Vice Chairman, and KSEK 350 each to the other Board members. The fee for work in the committees totals KSEK 500, and will be divided in accordance with a Board decision. A prerequisite for receiving an allotment is that the Board member is elected by the Annual General Meeting, and not employed by the company.

The Group's auditor, KPMG, is elected until the 2006 AGM.

In accordance with the Board of Directors' proposal, the Annual General Meeting resolved on a share split 4:1 combined with a redemption procedure under which the shareholders, following implementation of the split, will receive SEK 20 for each redemption share, whereby, in total approximately MSEK 4 192 will be distributed to the shareholders. Redemption of series A- and B-shares will reduce the company's share capital by approximately MSEK 262. The share premium reserve will, at the same time, be reduced by approximately MSEK 734. In order to reduce the time expenditure and to speed up the payment, the meeting also decided to issue 209 602 184 series C-shares to Svenska Handelsbanken AB. Payment of SEK 4.75 per share shall be made in cash for the subscribed shares. The Meeting further resolved that these shares will be redeemed for an equivalent amount adjusted with interest. The reduction of the company's share

capital is subject to district court approval. Following the implementation of these decisions, the company's share capital will amount to SEK 786 008 190 and the number of issued shares to 628 806 552, of which 419 697 048 A-shares and 209 109 504 B-shares.

The Annual General Meeting decided to have a Nomination Committee with the Chairman of the Board and four representatives for the owners, representing the four largest shareholders in terms of votes, as members. The members of the Nomination Committee will be announced six months before the Annual General Meeting 2006 at the latest and be based on the known number of votes just before the disclosure. The task of the Nomination Committee will be to submit proposals to the Annual General Meeting 2006 regarding the Chairman of the Annual General Meeting, of Board members, Chairman of the Board, Vice Chairman, the Board's fee, auditor, and auditor's fee.

An inaugural Board meeting was held after the Annual General Meeting:
Ulla Litzén (Chairman), Thomas Leysen and Sune Carlsson were re-elected to serve on the Audit Committee. Sune Carlsson (Chairman), Jacob Wallenberg and Kurt Hellström were re-elected to serve on the Remuneration Committee.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.

The speech to the shareholders by the President and CEO Gunnar Brock, will be published on the Group's website: www.atlascopco-group.com/IR